

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

November 10, 2008

<u>By facsimile to (312) 407-0411 and U.S. Mail</u>

Mr. Timothy J. FitzGerald
Vice President and Chief Financial Officer
The Middleby Corporation
1400 Toastmaster Drive
Elgin, IL 60120

Re: The Middleby Corporation
        Pre-effective Amendment 1 to Registration Statement on Form S-4
        Filed October 31, 2008
        File No. 333-153386

Dear Mr. FitzGerald:

We reviewed the filing and have the comments below.

<u>S-4</u>

<u>General</u>

1.   Please provide updated consents from your independent auditors pursuant to Item 601 of
        Regulation S-K and updated financial statements pursuant to Rule 3-12 of Regulation S-
        X.

<u>Summary, page 1</u>

2.   Refer to prior comment 5. As noted previously, Item 1001 of Regulation M-A requires a
        summary term sheet beginning on the first or second page of the disclosure document
        which includes page number cross references to further discussion in the prospectus
        provided to stockholders. Additionally, Item 1001 of Regulation M-A specifies that the
        summary term sheet must describe briefly in bullet format the most material terms of the
        proposed transaction and provide securityholders sufficient information to understand the

essential features and significance of the proposed transaction. Please revise to comply with all of the item's requirements.

Q: What are the material United States federal income tax consequences of the merger?, page 5; Conditions to Completion of the Merger, page 8; Material United States Federal Income Tax Consequences of the Merger, page 57; Conditions to Obligations to Complete the Merger, page 74

3.   We note the revised "should not recognize any loss" language on pages 8 and 58. Explain why counsel is unable to provide a "will not" conclusion rather than a "should not" conclusion, and disclose any resulting risks to United States holders of TurboChef common stock.

4.   Refer to prior comment 8. As requested previously, delete the word "generally" in the fourth bullet point under "Tax Consequences of the Merger" on page 59.

Interests of Executive Officers and Directors of TurboChef in the Merger, page 55

5.   Disclose also any TurboChef shares to be exchanged for the merger consideration and any cash to be received in lieu of any fractional share of common stock. See Item 5 of Schedule 14A.

Where You Can Find More Information, page 89

6.   We note that TurboChef's current report on Form 8-K dated September 9, 2008 and filed September 16, 2008 which is incorporated by reference discloses a shareholder class action lawsuit challenging the proposed merger. Advise what consideration you have given to disclosure of the shareholder class action lawsuit in the proxy statement/prospectus.

Exhibit Index

7.   List the consent of Paul, Hastings, Janofsky & Walker LLP as an exhibit in the exhibit index and indicate that the consent is included in exhibit 8.2.

Exhibits 8.1 and 8.2

8.   We note that you filed forms of tax opinions as exhibits 8.1 and 8.2 in response to prior comments 9 and 10. As noted previously, you must file executed tax opinions before the registration statement's effectiveness since the conditions for receipt of a tax opinion

from legal counsel to Middleby or TurboChef may be waived. Please file executed tax opinions before the registration statement's effectiveness.

9.   We note the statement in exhibit 8.1 "This opinion is expressed as of the date hereof, and we are under no obligation to supplement or revise our opinion" and the statement in exhibit 8.2 "we undertake no responsibility to advise you of any new development in the application or interpretation of the federal income tax laws." Since the opinions must speak as of the date of the registration statement's effectiveness, please delete this language in the executed tax opinions filed before the registration statement's effectiveness. Alternatively, please file newly executed tax opinions immediately before the registration statement's effectiveness because the tax opinions must speak as of that time.

Closing

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us marked courtesy copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when Middleby requests acceleration of the effective date of the pending registration statement, provide a written statement from Middleby and TurboChef in which each acknowledges that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Middleby and TurboChef from their full responsibility for the adequacy and accuracy of the disclosure in the filing.

- Middleby and TurboChef may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of the filing or in response to our comments on the filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions about comments on the financial statements and related matters to Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Alfred P. Pavot, Jr., Staff Accountant, at (202) 551-3738. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3767.

Very truly yours,

Jennifer R. Hardy
Legal Branch Chief

cc: Shilpi Gupta, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, IL 60606

Reinaldo Pascual, Esq.
Paul, Hastings, Janofsky & Walker LLP
600 Peachtree Street, N.E., Suite 2400
Atlanta, GA 30308-2222